130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com

NEWS RELEASE

November 27, 2013	No. 13-12

Avalon Announces Share Purchase Agreement with Lincoln Park Capital Fund, LLC and Filing of Prospectus Supplement

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce that it has entered into a share purchase agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”) pursuant to which the Company may sell up to US$30,000,000 worth of common shares in the capital of the Company (the “Shares”) over the 36 month term of the Purchase Agreement, including an initial purchase of 4,375,000 Shares (the “Initial Purchase”) at a price of US$0.64 per Share (which was the closing price of the Company’s Shares on the NYSE MKT on November 26, 2013) for aggregate gross proceeds of US$2,800,000 (the “Financing”).

Following completion of the Initial Purchase, Avalon has the right, in its sole discretion, to sell up to an additional US$27,200,000 worth of Shares to LPC, from time to time and on such terms and conditions as are described in the Purchase Agreement. The purchase price for any additional sales of Shares will be based on prevailing market prices of the Shares immediately preceding any notice of sale without any fixed discount. Under the terms of the Purchase Agreement, Avalon has control over the timing and amount of any future sale of Shares subject to certain conditions, and LPC is obligated to make such purchases, if and when the Company presents LPC with a valid purchase notice. There are no upper price limitations, negative covenants or restrictions on Avalon’s future financing activities. Avalon may terminate the Purchase Agreement at any time, at its sole discretion, without any cost or penalty. The Company will issue 918,521 Shares to LPC as a commitment fee for entering into the Purchase Agreement, and will issue up to an additional 918,521 Shares as compensation on a pro rata basis as the US$30,000,000 purchase amount is funded. LPC has also agreed not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the Shares.

Don Bubar, President and CEO said “We are pleased to have an experienced resource investor like LPC demonstrate confidence in the future of the Nechalacho Project by becoming a shareholder in our Company at this time.” Mr. Bubar continued, “We see this agreement with LPC as a timely complement to our existing ATM program, providing the Company with more certainty and additional flexibility in how we access financing for our ongoing project development activities.”

The Company has filed a prospectus supplement, dated November 27, 2013, with respect to its U.S. registration statement on Form F-10 (the “Registration Statement”) and Canadian final base shelf prospectus (the “Base Shelf Prospectus”), each dated September 10, 2013, pursuant to which the Company may issue up to US$8,500,000 of Shares pursuant to the terms of the Purchase Agreement (representing an aggregate market value of not more than 10% of the market value of the Company’s outstanding Common Shares based on the determination date under applicable securities laws). Pursuant to the Purchase Agreement, the Company may file additional prospectus supplements in the United States and in Canada in the future to qualify the sale of additional Shares to LPC that would result in aggregate gross proceeds to the Company of up to US$30,000,000. No offers or sales of any Shares will be made in Canada pursuant to the Purchase Agreement or the prospectus supplement.

The Company plans to use the net proceeds from the Financing for working capital and other general corporate purposes, including funding ongoing operations and/or capital requirements, discretionary capital programs and potential future acquisitions.

The Financing has been approved by NYSE MKT. The Toronto Stock Exchange has accepted notice of the Financing and the Company is relying on the section 602(g) exemption under the Toronto Stock Exchange Company Manual.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Lincoln Park Capital Fund, LLC

LPC is an institutional investor headquartered in Chicago, Illinois. LPC’s experienced professionals manage a portfolio of investments in public and private entities. These investments are in a wide range of companies and industries. LPC’s investments range from multiyear financial commitments to fund growth to special situation financings to long-term strategic capital offering companies certainty, flexibility and consistency. For more information, visit www.lpcfunds.com.

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce 'heavy' rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. With a positive feasibility study and environmental assessment completed, the Nechalacho Project remains the most advanced potential large new source of heavy rare earths in the world outside of China, currently the source of most of the world’s supply. Avalon is adequately funded, has no debt and its work programs are progressing. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the filing of additional prospectus supplements of the Company, the ability of LPC to effect the purchase of Shares, the expected proceeds from the sales of such Shares, and the potential of the Nechalacho Deposit as a source of future non-Chinese rare-earth production. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market demand for Avalon’s securities, as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.